FIRST AMENDMENT TO INVESTMENT

ADVISORY AGREEMENT

This FIRST AMENDMENT is made as of November 28, 2026 by and between GREEN CENTURY CAPITAL MANAGEMENT, INC., a Massachusetts corporation (the “Adviser”), and GREEN CENTURY FUNDS, a Massachusetts business trust (the “Trust”), on behalf of the Green Century International Fund (formerly, Green Century MSCI International Index Fund).

WITNESSETH:

WHEREAS, the Adviser and the Trust are parties to that certain Investment Advisory Agreement, dated as of September 30, 2016 (the “Agreement”); and

WHEREAS, the Adviser and the Trust wish to amend the Agreement in order to reflect a reduction in the compensation payable to the Adviser provided thereunder with respect to the Green Century International Fund (the “International Fund”);

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Adviser and the Trust do hereby agree as follows:

SECTION 1. Definitions. Capitalized terms used in this Amendment without definition shall have the respective meanings assigned to them in the Agreement

SECTION 2. Amendment. Section 3 of the Agreement is hereby amended by deleting such Section 3 thereof in its entirety, and substituting therefore the following:

a. As compensation for the services rendered and obligations assumed hereunder by the Adviser, the Trust shall pay to the Adviser monthly a fee from the International Fund equal on an annual basis to 0.18% of the value of the average daily net assets of the International Fund. Such fee shall be computed and accrued daily. If Green Century Capital Management, Inc. serves as investment adviser for less than the whole of any period specified in this Section 3a, the compensation to Green Century Capital Management, Inc., as Adviser, shall be prorated. For purposes of calculating the Adviser’s fee, the daily value of the International Fund’s net assets shall be computed by the same method as the Trust uses to compute the value of the International Fund’s net assets in connection with the determination of net asset value of the International Fund’s shares.

b.	The Adviser reserves the right to waive all or a part of its fee.

SECTION 3. Miscellaneous. This Amendment shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts. Except as specifically amended by this Amendment, the Agreement shall remain in full force and effect. This Amendment is limited specifically to the matters set forth herein and does not constitute directly or by implication an amendment or waiver of any other provision of the Agreement. The headings of the sections of this Amendment are inserted for convenience of reference only and shall not be deemed a part hereof. A Declaration of Trust of the Trust is on file with the Secretary of the Commonwealth of Massachusetts. Pursuant to the Trust’s Declaration of Trust, the obligations of this Agreement are not binding upon any of the Trustees or shareholders of the International Fund personally, but bind only the property of the International Fund.

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the day and year first above written.

GREEN CENTURY FUNDS, ON BEHALF OF THE GREEN CENTURY
INTERNATIONAL FUND

/s/ Leslie Samuelrich
Leslie Samuelrich
President

GREEN CENTURY CAPITAL MANAGEMENT, INC.

/s/ Leslie Samuelrich
Leslie Samuelrich
President